SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                                  Tricom, S.A.
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                                (Name of Issuer)

                           American Depositary Shares
--------------------------------------------------------------------------------
               each representing one class A share of common stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

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                                    89612A100
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                                 (CUSIP Number)

Augustus K. Oliver                                    Richard Reiss, Jr.
WaterView Capital Management LLC                      Georgica Advisors LLC
152 West 57th Street                                  152 West 57th Street
New York, New York  10019                             New York, New York  10019
(212) 277-5600                                        (212) 277-5600

                                 with a copy to:

                            Steven J. Tsimbinos, Esq.
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068

                                 (973) 597-2536
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                 April 14, 2000

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.            89612A100

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                        WaterView Capital Management LLC

2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):

          (a) [X]       (b) [ ]

3)   SEC Use Only

4)   Source of Funds (See Instructions): WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                Not Applicable

6)   Citizenship or Place of Organization: Delaware

     Number of                                   7) Sole Voting Power:       **
                                                  ------------------------------
     Shares Beneficially                         8) Shared Voting Power:     **
                                                  ------------------------------
     Owned by

     Each Reporting                              9) Sole Dispositive Power:   **
                                                 -------------------------------
     Person With:                               10) Shared Dispositive Power: **
                                                --------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000**

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       (See Instructions):                               Not Applicable

13)  Percent of Class Represented by Amount in Row (11): 15.5%**

14)  Type of Reporting Person (See Instructions): OO

Cusip No.            89612A100

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                              Georgica Advisors LLC

2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)      [X]
         (b)      [ ]

3)   SEC Use Only

4)   Source of Funds (See Instructions): WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                            Not Applicable

6)   Citizenship or Place of Organization: Delaware

     Number of                                 7) Sole Voting Power:          **
                                               ---------------------------------
     Shares Beneficially                       8) Shared Voting Power:        **
                                               ---------------------------------
     Owned by

    Each Reporting                             9) Sole Dispositive Power:     **
                                               ---------------------------------
         Person With:                         10) Shared Dispositive Power:   **
                                              ----------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000**

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                             Not Applicable

13)  Percent of Class Represented by Amount in Row (11): 15.5%**

14)  Type of Reporting Person (See Instructions): OO

------------
** As of April 14, 2000, WaterView Partners, L.P., a Delaware limited partnership, was the holder of 958,500 American Depositary Shares, each representing one share of class A common stock ("ADS"), of Tricom, S.A., and D&DF WaterView Partners, L.P., a Delaware limited partnership, was the holder of 41,500 ADS. WaterView Capital Management LLC, a Delaware limited liability company ("WaterView Management"), possesses sole power to vote and direct the disposition of all ADS held by WaterView Partners, L.P., and D&DF WaterView Partners, L.P. In addition, Georgica Advisors LLC, a Delaware limited liability company ("Georgica"), was the holder of, and possesses sole power to vote and direct the disposition of, 500,000 ADS. WaterView and Georgica may from time to time act together with respect to the acquiring, holding, voting or disposing of ADS. Thus, for the purposes of Reg. Section 240.13d-3, each of WaterView Management and Georgica is deemed to beneficially own 1,500,000 ADS as of April 14, 2000.

Item 1.    Security and Issuer.
           -------------------

          This statement relates to the American Depositary Shares, each representing one share of class A common stock ("ADS"), of Tricom, S.A. (the "Company"). The Company's principal executive offices are located at Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic.

Item 2.    Identity and Background.
           -----------------------

          The persons filing this statement are WaterView Capital Management LLC, a Delaware limited liability company ("WaterView Management"), and Georgica Advisors LLC, a Delaware limited liability company ("Georgica").

          The business address of WaterView Management is 152 West 57th Street, New York, New York 10019. WaterView Management serves as the general partner of, and exercises sole voting and investment authority for the securities held by, each of WaterView Partners, L.P, a Delaware limited partnership ("WaterView Partners"), and D&DF WaterView Partners, L.P., a Delaware limited partnership ("D&DF," and, together with WaterView Partners, the "WaterView Funds"). The WaterView Funds are engaged primarily in investing in public and private securities.

          The business address of Georgica is 152 West 57th Street, New York, New York 10019. Georgica is engaged primarily in investing in public and private securities.

          Neither WaterView Management nor Georgica has been convicted in any criminal proceeding, nor has either been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which either was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          WaterView Partners paid an aggregate of approximately $17,732,250 for the 958,500 ADS purchased by it. D&DF paid an aggregate of approximately $767,750 for the 41,500 ADS purchased by it. All funds used to purchase ADS on behalf of WaterView Partners and D&DF have come directly from the assets of WaterView Partners or D&DF, respectively.

          Georgica paid an aggregate of approximately $9,250,000 for the 500,000 ADS purchased by it. All funds used to purchase ADS by Georgica have come directly from the assets of the accounts managed by Georgica.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of ADS referred to in Item 5 is for investment purposes. Neither WaterView Management nor Georgica has any present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's most recent filing with the Securities and Exchange Commission, there were 9,700,000 issued and outstanding class A shares outstanding.

          As of April 14, 2000, WaterView Partners was the holder of 958,500 ADS and D&DF was the holder of 41,500 ADS. WaterView Management possesses sole power to vote and direct the disposition of all ADS held by WaterView Partners and D&DF.

          As of April 14, 2000, Georgica was the holder of 500,000 ADS and had sole power to vote and direct the disposition of all such ADS.

          WaterView and Georgica may from time to time act together with respect to the acquiring, holding, voting or disposing of ADS. In addition, the sole managing member of Georgica is one of three managing members of WaterView Management. Thus, for the purposes of Reg. Section 240.13d-3, each of WaterView Management and Georgica is deemed to beneficially own 1,500,000 ADS, or 15.5% of the Class A shares deemed issued and outstanding, as of April 14, 2000.

          During the sixty days prior to April 14, 2000, there were no transactions in ADS, or class A common stock, by WaterView Management, Georgica or any person or entity controlled by either of them or any person or entity for which either of them possesses voting or investment control over the securities thereof. Information with respect to the April 14, 2000 purchases by WaterView Management and Georgica is as follows (each of which was effected by the purchase of ADS in the Company's secondary public offering conducted on April 14, 2000):

                           I. WaterView Partners, L.P.

                                   (Purchases)

   Date                             Quantity                              Price

April 14, 2000                       958,500                              $18.50


                                     (Sales)

                                      None

                        II. D&DF WaterView Partners, L.P.

                                   (Purchases)

  Date                              Quantity                              Price

April 14, 2000                       41,500                              $18.50


                                     (Sales)

                                      None

                           III. Georgica Advisors LLC

                                   (Purchases)

  Date                              Quantity                              Price

April 14, 2000                       500,000                             $18.50


                                     (Sales)

                                      None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

          Except for the relationship between WaterView Management and Georgica described in Item 5, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the persons named in Item 2 and any other person.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     10(a) Joint Filing  Agreement  dated as of November 14, 2000 by and between
           WaterView Capital Management LLC and Georgica Advisors LLC.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            November 14, 2000

                                            WaterView Capital Management LLC, in
                                            its capacity as the general  partner
                                            of WaterView Partners, L.P. and D&DF
                                            WaterView Partners, L.P.

                                            By:    /s/ Augustus K. Oliver
                                                   ______________________
                                                   Augustus K. Oliver
                                                   Managing Member


                                            Georgica Advisors LLC

                                            By:   /s/ Richard Reiss, Jr.
                                                  ______________________
                                                  Richard Reiss, Jr.
                                                  Managing Member

      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).

                                  EXHIBIT INDEX

  Exhibit No.                     Exhibit Name

    10(a)              Joint  Filing  Agreement  dated as of
                       November  14, 2000 by and between
                       WaterView  Capital  Management LLC
                       and Georgica Advisors LLC.

                                  Exhibit 10(a)

                             JOINT FILING AGREEMENT

         The undersigned agree that this Schedule 13D filing herewith relating to the American Depositary Shares, each representing one class A share of common stock, of Tricom, S.A. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

                                            WaterView Capital Management LLC

                                            By:      /s/ Augustus K. Oliver
                                                     ______________________
                                                     Augustus K. Oliver
                                                     Managing Member


                                            Georgica Advisors LLC

                                            By:   /s/ Richard Reiss, Jr.
                                                 _________________________
                                                 Richard Reiss, Jr.
                                                 Managing Member


Dated: November 14, 2000